Exhibit 99.3

ASML - Summary IFRS Consolidated Statements of Operations¹

	Three months ended,
	March 27, 2005	April 2, 2006
(Amounts in thousands EUR)

Net system sales	632,135	553,101
Net service sales	52,545	76,289
Net sales	684,680	629,390

Cost of sales	414,404	383,330
Gross profit on sales	270,276	246,060

Research costs	70,330	68,203
Research credits	(5,472)	(4,071)
Selling, general and administrative expenses	52,188	50,239
Total expenses	117,046	114,371

Operating income	153,230	131,689

Financial income/(expense), net	(12,046)	(15,246)

Income before income taxes	141,184	116,443
Provision for income taxes	(40,239)	(31,604)
Net income	100,945	84,839

ASML - Summary IFRS Consolidated Balance Sheets¹

	March 27,	June 26,	Sep 25,	Dec 31,	April 2,
	2005	2005	2005	2005	2006
(Amounts in thousands EUR)
ASSETS
Cash and cash equivalents	1,319,651	1,544,078	1,699,763	1,904,609	1,671,065
Accounts receivable, net	483,898	485,352	403,489	302,572	447,401
Inventories, net	728,378	695,330	653,098	777,200	940,423
Other current assets	167,371	152,550	151,651	125,802	113,209
Total current assets	2,699,298	2,877,310	2,908,001	3,110,183	3,172,098

Deferred tax asset	264,291	254,833	238,519	282,833	275,493
Other assets	30,266	30,932	36,882	31,873	32,022
Intangible assets	45,882	69,519	85,986	98,545	114,109
Property, plant and equipment	310,316	306,919	292,799	278,581	278,114
Total assets	3,350,053	3,539,513	3,562,187	3,802,015	3,871,836
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	764,334	775,356	764,040	1,392,099	1,365,383
Convertible subordinated bonds	708,059	749,169	758,034	320,584	324,248
Long term debt and deferred liabilities	310,062	326,365	299,341	268,361	267,820
Shareholders’ equity	1,567,598	1,688,623	1,740,772	1,820,971	1,914,385
Total liabilities and Shareholders’ equity	3,350,053	3,539,513	3,562,187	3,802,015	3,871,836

1.)	Except balance sheet data as of December 31, 2005 all figures are unaudited.

ASML - Summary IFRS Consolidated Statements of Cash Flows¹

	Three months ended,
	March 27, 2005	April 2, 2006
(Amounts in thousands EUR)	EUR	EUR

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	100,945	84,839
Depreciation and amortization	23,248	26,882
Change in tax assets and liabilities	76,685	(52,133)
Change in assets and liabilities	(79,755)	(256,279)
Net cash provided by (used in) operating
activities	121,123	(196,691)
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(40,017)	(39,264)
Disposals	1,510	693
Net cash used in investing activities	(38,507)	(38,571)
Net cash provided by (used in) operating and
investing activities	82,616	(235,262)
CASH FLOWS FROM FINANCING ACTIVITIES:
Redemption and/or repayment of loans	(282)	(310)
Proceeds from share issuance	2,250	7,858
Net cash provided by financing activities	1,968	7,548
Net cash flow	84,584	(227,714)
Effect of changes in exchange rates on cash	6,937	(5,830)
Net increase (decrease) in cash and
cash equivalents	91,521	(233,544)

ASML - Quarterly Summary IFRS Consolidated Statements of Operations¹

	Three months ended,
	March 27,	June 26,	Sep 25,	Dec 31,	April 2,
	2005	2005	2005	2005	2006
(Amounts in millions EUR)

Net system sales	632.1	680.6	459.0	456.0	553.1
Net service sales	52.6	82.7	74.2	91.9	76.3
Net sales	684.7	763.3	533.2	547.9	629.4

Cost of sales	414.4	467.3	343.3	358.3	383.3
Gross profit on sales	270.3	296.0	189.9	189.6	246.1

Research costs, net of credits	64.9	54.8	55.3	55.6	64.1
Selling, general and administrative expenses	52.2	55.8	49.1	48.1	50.3
Total expenses	117.1	110.6	104.4	103.7	114.4

Operating income	153.2	185.4	85.5	85.9	131.7
Financial income/(expense), net	(12.0)	(11.5)	(14.2)	(11.7)	(15.3)
Income before Income taxes	141.2	173.9	71.3	74.2	116.4
Provision for income taxes	(40.3)	(50.9)	(19.7)	(16.9)	(31.6)
Net income	100.9	123.0	51.6	57.3	84.8

ASML - Notes to the Summary IFRS Consolidated Financial Statements

Basis of Presentation

ASML has prepared the accompanying summary consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the EU – accounting principles generally accepted in the Netherlands for companies quoted on Euronext Amsterdam. Further disclosures, as required under IFRS in annual reports and interim reporting (IAS 34), are not included. The accompanying consolidated financial statements are stated in thousands of euros (‘EUR’), except otherwise indicated.

For internal and external reporting purposes, ASML follows accounting principles generally accepted in the United States of America (“U.S. GAAP”). U.S. GAAP is ASML’s primary accounting standard for the Company’s setting of financial and operational performance targets.

Principles of consolidation

The accompanying consolidated financial statements include the accounts of ASML Holding N.V. and all of its majority-owned subsidiaries. All inter-company profits, transactions and balances have been eliminated in the consolidation.

Recognition of revenues

ASML recognizes revenue when all four revenue recognition criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the seller’s price to the buyer is fixed or determinable; and collectibility is reasonably assured. At ASML, this policy generally results in revenue recognition from the sale of a system upon shipment and the revenue from the installation of a system upon completion of that installation at the customer site. Each system undergoes, prior to shipment, a “Factory Acceptance Test” in ASML’s clean room facilities, effectively replicating the operating conditions that will be present on the customer’s site, in order to verify whether the system will meet its standard specifications and any additional technical and performance criteria agreed with the customer. A system is shipped, and revenue recognized, only after all specifications are met and customer sign-off is received or waived. Although each system’s performance is re-tested upon installation at the customer’s site, ASML has never failed to successfully complete installation of a system at a customer premises.

The fair value of installation services provided to the customers is initially deferred and is recognized when the installation is completed. Sales from service contracts are recognized when performed. Revenue from prepaid service contracts is recognized over the life of the contract.

Use of estimates

The preparation of ASML’s consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities on the balance sheet dates and the reported amounts of revenue and expense during the reported periods. Actual results could differ from those estimates.

Pensions

Under IFRS, ASML applies IAS 19, “Employee benefits”, in accounting for its multi-employer defined benefit plans. In accordance with IAS 19, ASML accounts for its multi-employer defined benefit plan as if it were a defined contribution plan, as the multi-employer union managing the plan, informed ASML that:

•	its internal administrative systems are not organized to provide ASML with the required Company-specific information to enable ASML to account for the plan as a defined benefit plan; and
•	that it will not provide any data with respect to the multi-employer pension fund other than it is required to make publicly available via its annual report.

ASML – Reconciliation U.S. GAAP – IFRS1

Net income	Three months ended,
	March 27, 2005	April 2, 2006
(Amounts in thousands EUR)
Net income under U.S. GAAP	100,262	80,034
Share Based Payments (see Note 1)	(5,866)	309
Capitalization of development costs (see Note 2)	11,036	12,186
Convertible bonds (see Note 3)	(4,487)	(7,690)
Net income under IFRS	100,945	84,839

Shareholders’ Equity

	March 27,	June 26,	Sep 25,	Dec 31,	April 2,
	2005	2005	2005	2005	2006
(Amounts in thousands EUR)
Shareholders’ equity under U.S. GAAP	1,482,661	1,590,510	1,636,767	1,711,837	1,800,394
Share Based Payments (see Note 1)	2,152	2,325	2,492	2,100	2,460
Capitalization of development costs (see Note 2)	11,035	28,628	41,310	51,815	64,002
Convertible subordinated bonds (see Note 3)	71,750	67,160	60,203	55,219	47,529
Shareholders’ equity under IFRS	1,567,598	1,688,623	1,740,772	1,820,971	1,914,385

Notes to the reconciliation from U.S. GAAP to IFRS

Note 1 Share-based Payments

Under IFRS, ASML applies IFRS 2, “Share-based payments” beginning from January 1, 2004. In accordance with IFRS 2, ASML records as an expense the fair value of its share-based payments with respect to stock options granted to its employees after November 7, 2002.

Under U.S. GAAP, until December 31,2005, ASML accounted for stock option plans using the intrinsic value method in accordance with APB 25 “Accounting for stock issued to employees” and provides pro forma disclosure of the impact of the fair value method on net income and earnings per share in accordance with SFAS No. 123 “Accounting for stock based compensation”. As of January 1, 2006, ASML applies SFAS no. 123(R) “Accounting for Stock-Based Compensation” which is a revision of SFAS no.123. Under SFAS no. 123(R) ASML records as an expense the fair value of its share based payments granted after January 1, 2006 and unvested share based payments granted prior to January 1, 2006.

Note 2 Capitalization of development expenditures

Under IFRS, ASML applies IAS 38, “Intangible Assets”. During the second half of 2004, ASML made changes to its administrative systems in order to provide sufficient information to comply with IFRS beginning from January 1, 2005. Sufficient reliable information to account for capitalization of development expenditures under IFRS before January 1, 2005 is not available. Under IAS 38, capitalized development expenditures are amortized over the expected useful life of the related product generally ranging between 2 and 3 years. Amortization starts when the developed product is ready for volume production.

Under U.S. GAAP, ASML applies SFAS No. 2, “Accounting for Research and Development Costs”. In accordance with SFAS No. 2, ASML charges costs relating to research and development to operating expense as incurred.

Note 3 Convertible Subordinated Notes

Under IFRS, ASML applies IAS 32 “Financial instruments: Disclosure and presentation” and IAS 39 “Financial instruments: Recognition and measurement” beginning from January 1, 2005. In accordance with IAS 32 and IAS 39, ASML accounts separately for the equity and liability component of its convertible notes. The equity component relates to the grant of a conversion option to shares to the holder of the bond. The liability component creates a financial liability that is measured at amortized cost which results in additional interest charges.

Under U.S. GAAP, ASML accounts for its convertible bonds as a liability at the principal amount outstanding.

“Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.